Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: Cell Therapeutics, Inc.

Commission File No.: 001-12465

The following is a transcript of a presentation given by Cell Therapeutics, Inc. at its annual meeting of shareholders, held on June 20, 2003.

Moderator: Jim Bianco

Operator:	Good day everyone and welcome to the Cell Therapeutics annual shareholder meeting. As a reminder, this call is being recorded.

We’ll soon be going live to Seattle where the call will begin shortly. Please stand by.

Jim Bianco:	Welcome. My name is Jim Bianco. I’m the President and CEO of Cell Therapeutics. Welcome to our 2003 shareholders meeting.

Our business meeting agenda today is to approve the minutes, elect the directors, and approve the equity incentive plan as well as the amendment to the employees stock purchase plan, and ratify the selection of E&Y as independent auditors.

Mike Kennedy, the Secretary of the company, will act as secretary of this meeting, and George Pabst has been appointed inspector of elections to examine and count proxies and ballots. At the conclusion of the business portion of today’s meeting, members of management will present highlights from the past year and outline some of our future milestones and objectives for the next 12 to 18 months.

At this time, I’d like to call the meeting to order. Let me begin by introducing our directors who are present today and let me start by saying that Dr. Max Link wished he could be here today but was unable to make it due to some pressing other business that he was engaged in and he apologizes for that.

Let me start with Dr. Jack Singer who is also one of the founders of the company. Mr. Jack Bowman, Mr. John Fluke – and I know John’s here. He’s probably in the back – there he is – Dr. Vartan Gregorian, Dr. Mary Mundinger, Dr. Phil Nudelman, and Mr. Marty Sutter.

Also with us today are several members of our senior management team, including our Chief Operating Officer, Ed Kenney, who’ll be presenting today, our CFO, Lou Bianco, and our Chief Administrator Officer, James Canfield. Michael Gibson from the accounting firm of Ernst & Young is also present.

May 7th, 2003 was set as the record date for this meeting. We have available for inspection a list of all shareholders as of that date and proof of due calling of the meeting. At this time, I would also like to ask Mr. Pabst if we have a quorum present.

George Pabst:	Yes, Mr. Chairman there is a quorum present.

Jim Bianco:	Thank you.

The first business item is the approval of the minutes of the 2002 annual meeting. Copies of the minutes have been provided in your packets. I would entertain a motion to waive the reading of the minutes and approve the minutes as submitted.

Male:	I move to waive …

Female:	I second it.

Jim Bianco:	OK, so a motion has been made and seconded. There is no discussion and the minutes of the 2002 meeting are approved.

At this time, I’d like to introduce the members of the board committees. The audit committee consist of Dr. Link – I already told you he was not here today – Mr. Bowman and Dr. Nudelman. Our compensation committee members are Mr. Bowman, Mr. Fluke, and Dr. Mundinger. On the nominating and governance committee include Mr. Bowman, Dr. Mundinger, and Dr. Nudelman.

Does any committee member wish to make a statement?

OK, and the members of the committees, along with our auditor from E&Y, as well as all members of senior management that are here are obviously available for comments or discussion following the meeting.

Now I’ll proceed with some of the proposals under consideration. On behalf of the board of directors, we’d like to express our appreciation to all of our shareholders who returned their proxies. For those of you requiring ballots, they will be made available to you after consideration of the proposals.

The first order of business to be discussed is the election of the following three nominees to be class III directors and one class I director. The class III directors will serve until the annual meeting of the shareholders in 2006. The class I director, Mr. Fluke, was appointed by the board of directors to fill a vacancy as a class I director in November of 2002. If reelected, he will serve until the annual meeting of the shareholders in 2004. The class III nominees are Dr. Mundinger, Dr. Singer, and Mr. Marty Sutter. And, as I mentioned, the class I nominee is Mr. John Fluke.

And do I have a motion to elect these nominees?

Female:	((inaudible))

Jim Bianco:	Do I have a second?

Male:	I second.

Jim Bianco:	Pretty good. A motion to elect these individuals has been made and seconded. Is there any discussion? OK. So, if not, we will proceed.

The second matter to be discussed or considered is the proposal to approve our 2003 equity incentive plan. The 2003 equity incentive plan would replace our 1994 equity incentive plan. A total of 1.15 million shares has been reserved for issuance under the plan plus any shares reserved but not used under the 1994 plan. Obviously, our employees are our most valuable asset and stock options and other rewards provided under the 2003 plan are vital to our ability to attract and retain outstanding and highly skilled individuals.

Do I hear a motion to approve this amendment?

Male:	I move to approve the amendment.

Jim Bianco:	Do I hear a second?

Male:	((inaudible))

Motion to approve the 2003 equity incentive plan has been made and seconded. And if there’s no discussion, we can proceed to the third item of business to be discussed which is a proposal to approve an amendment to the company’s 1996 employee stock purchase plan, to increase the number of shares of common stock available for issuance by 150,000 shares to a total of approximately 635,000 shares.

The employee stock purchase plan is an additional incentive for our employees, encourages ownership of our common stock by our employees, and provides additional incentives to them to promote the success of our business.

And do I hear a motion to approve this amendment?

Female:	I move to approve this amendment.

Jim Bianco:	Do I hear a second?

Male:	I’ll second it.

Jim Bianco:	Good. A motion to approve the amendment to the 1996 employee stock purchase plan to increase the number of shares by 150,000 has been made and seconded. Is there any discussion?

OK. So, if not, we’ll go to the final order of business today which is the proposal to ratify the selection of Ernst & Young as our independent auditors for the company for the fiscal year ending December 31st, 2003.

Again, is there a motion from the floor?

Female:	((inaudible))

Jim Bianco: And the second?

Male:	((inaudible))

Jim Bianco:

A motion has been made and seconded. And if there are no further motions, we can proceed to vote on these four items. So the polls are open at this time. It is not necessary for a shareholder to vote if you’ve already sent in a proxy unless you wish to change your vote. Ballots are available for shareholders who wish to vote by ballot or a change of vote. If you are voting by ballot, please hold your hand up so that our inspector may deliver and pick up your ballot.

OK. So I’m assuming that – inspector of elections, do we have all the ballots back?

George Pabst:	We do.

Jim Bianco:	So we can close the polls at this time. Thank you.

So I am informed that we have received ballots and proxies sufficient to approve the election of class III directors, Dr. Mundinger, Dr. Singer, and Mr. Sutter, and the class I director, Mr. Fluke, to approve the 2003 equity incentive plan, and to approve the amendment to the 1996 employee stock purchase plan to increase the number of shares of common stock available for issuance by 150,000 shares, and to ratify the selection of E&Y as the company’s independent auditors for the fiscal year ending December 31st, 2003.

The final vote totals may be obtained from our inspector of elections and will also be included with the official meeting minutes. And at this time, we will entertain any questions or comments on the business portion of the meeting. I’d like to remind you that questions or comments are solely restricted to shareholders of record and the floor is now open to questions or comments about the business section of today’s meeting.

OK. So, if there are no questions or comments, this concludes the business portion of the meeting, and I’d just like to say before we start the management presentation. As you may know, once again, Cell Therapeutics has scored a 97 on the ISS corporate governance score, which means that we have performed better than or equivalent to 97 percent of our peer companies in the sector with respects to compliance with the current standards for corporate governance. And, both on behalf of myself and the board, we can assure you that we are striving for the 100 percentile in the future as we continue to keep our policies consistent with the current standards of ethical conduct at corporations like Cell Therapeutics.

So we’re going to start our management presentation today. I am going to talk to you a little bit about our vision for our cancer drug pipeline, what we call our oncology portfolio strategy. Obviously, we had a very busy and news-filled week this week. I just wanted to put that in perspective about where we see the company today and where we see the company’s future and its growth, give you a little sense of the market dynamics of the commercial opportunities that we’re pursuing as it pertains to both what is called the hematology, or the blood-related cancer markets, and contrasting that to the so-called solid tumors, or the oncology market.

We’ll briefly review some of what we see as being the real exciting aspects of the CTI Novuspharma merger, clearly, a transforming event for us as a company. Ed Kenney will update you on the commercial development here, both with TRISENOX® and how we are now preparing kind of the pre-commercial activities for those products that are now in phase III, like XYOTAX™ in particular. Jack Singer will give you an update on the research and clinical development and then I’ll come back and sum it up on how do we did this year and how, what are our objectives going forward in 2003 – the second half of 2003 and 2004.

Before I get started, as always, which is typical of presentations of this variety, we will be making some forward-looking statements, and as such, we would refer you to our SEC filings for more information about the company’s programs and the risk and benefits of our products. You should also know that investors and security holders are encouraged to read the proxy statement and prospectus for more information concerning the proposed merger that we announced on Monday, as well as other relevant information filed with the SEC. The proxy statement and prospectus is available upon filing at the SEC Web site at www.sec.gov.

So, on that note – clearly, we are one of the few companies in the biotech/biopharmaceutical arena that are exclusively focused on cancer, and for us, that means not just making cancer more treatable, but when we look at products in development and products that we could acquire, or products that we could discover at CTI, we look for products that can provide less toxic, more effective ways to treat and cure cancer, while permitting patients and their families to maintain their dignity and quality of life. And those are critical, new directions for cancer treatment.

In fact, if you look, we always felt that we were on the forefront of this new paradigm in cancer treatment where toxicity didn’t have to be tolerated anymore, but rather, you can get less toxic, more friendly treatments to improve the outcomes. And, in fact, if you look at where the cancer market in general is moving, there are really four strategic directions that have emerged over the last 10 years in the marketplace. One of them being taking the current cornerstones of therapy and improving the tolerability of these agents – they are very effective but they have these unwanted side effects.

And, as we’ve seen over the last several months in the news, that now the ability to combine agents to work more effectively without having the problems of increasing the side effect profile, with the recent sequencing of the human genome, the understanding of biology of cancer has led to the development of specific tumor-targeted agents. And then lastly, the goal for cancer treatments in the next 25 years is to make them a chronic disease instead of the current acute life threatening diseases that they are often associated with.

So that has really been kind of the cornerstone of how we look at developing a cancer drug pipeline at CTI when we talk about our oncology strategy. So we have targeted – the four largest classes of anticancer agents in the marketplace today are taxanes, camptothecin, anthracyclines and platinates.

And today when we announced the acquisition of Pixantrone – the merger with Novuspharma, we took the third largest class and put it into our pipeline as well. So our goal in that portfolio is to develop – improve the safety and efficacy of existing agents, which are really standards of care for how you treat patients, but now provide those classes of agents that have been markedly improved to potentially prevent the side effects, make them more effective, and then allow them now to be used in combination with the ultimate goal of controlling the cancer and ultimately curing it.

And, if you look, we believe that XYOTAX™ will address the major limitations of the current taxanes that are in the marketplace. Jack will tell you a little bit about our update on 2106, which is a camptothecin linked to our polyglutamate technology as a way to make that very useful class of agents much safer and potentially more effective. And then, as you’ll hear, we think Pixantrone has the ability to be the best-in-class amongst the very useful class of cancer drugs called anthracyclines based upon its favorable toxicity profile and its very impressive anti-tumor activity that we’ve seen in clinical trial data.

In addition to taken these cornerstone therapies, we don’t stop there, we continue to use our knowledge and our scientific expertise in genomics to look at agents that can have specific new mechanisms by which they can kill tumors. And you’ll see from the TRISENOX® data that that is certainly one of the classes – in that case, it’s an old agent that now with molecular biology teaching us how to apply it to certain types of cancers to get maximum impact without having a lot of toxicity. And, as you’ve seen from all the scientific presentations, LPAAT data seems to be a very exciting new target to interfere as a way to target tumors, cancers specifically.

Off of that pipeline and that presence, we plan on developing even more significant sales and marketing presence in cancer market segments where a company of our size can actually have significant leverage. And I’m going to describe to you why we think that the blood-related cancer market is an area that we can someday capture significant market share, whereas, when one looks at the solid tumor market, the so-called oncology market, that that presence, that market dynamic, would suggest that you would likely use a co-marketing partnership as a way to try to exploit the full commercial potential of the drugs in your portfolio.

So when we acquired TRISENOX®, we used that, as you’ll see, as an entry into a blood-related cancer commercial effort, which is growing at a very good compounded annual growth rate as Ed will update you in a minute. But Pixantrone fit right into that strategy of us wanting to grow our presence in the hematology space. In addition, Pixantrone has some overlap and potential for label expansion if it were approved in its initial indications for use in breast cancer, which complements our solid tumor presence, which would grow with the launch of XYOTAX™, and then ultimately with 2106.

And to give you a sense of how that plays out from a commercial opportunity, if you look at the hematology or the blood-related cancer market, you can see that these are quite attractive numbers from an incidence, but most importantly, these diseases like the pre-leukemic syndromes, have very little, if any, effective therapies available to them. So there’s a high unmet need in that space and we think that TRISENOX® can approach and can address some of the unmet needs in not just leukemia but in these other blood-related disorders. And then, clearly, as you’ll see from the data for Pixantrone, it has very impressive activity in a type of – type of malignancy called lymphoma – non-Hodgkin’s lymphomas. And collectively, the incidence of these diseases and the unmet needs makes it a very attractive opportunity.

More importantly, the hurdles to market entry are much lower in this blood-related cancer market. So these are companies that are predominantly focused on the hematology market. And if you take a look, you can see that they run from a market cap of Genentech being 38 billion with Rituxan being the one big product that they have in that space to Idec, Millennium, Celgene, and CTI.

So these are not outside of our reach from a competitive perspective in terms of how we can grow a company with the right products and come in and be able to – be able to capture significant market share and make that a commercial enterprise.

So we view the market dynamics in the so-called blood-related cancer space as being very favorable for companies that have innovative products that are now either commercial or about to be commercial and are our size. And that specifically has to do with the fact that there are very few good treatment options in this group, it’s a very concentrated market, and many of the agents that we are now putting together in our portfolio can be used not only alone, but also in combination. So that has a fair amount of sales and marketing leverage to it for us.

If you look at the other aspects of what our products are targeting – the other commercial targets, if you will, in the cancer market segment – these, by far, dwarf the numbers that you just saw for hemalogic malignancies. Specifically, as you know, XYOTAX™ is looking at phase III studies with the potential to be indicated in both frontline lung as well as second-line lung – clearly, a very high incidence disease, unfortunately, in the United States, with very few treatment options. Ovarian cancer is also a target for us with the XYOTAX™ opportunity.

2106 has potential applications in a different type of lung cancer and certainly in colon cancer.

And then lastly, Pixantrone, if it is less toxic to the heart than the current standards that are out there in the marketplace, breast cancer could become a very attractive extension for that product lifecycle in terms of treating those diseases. But the hurdles in this market are totally different. In fact, you have – this just puts up a list of a few of the companies a little bit bigger than us, from Pfizer all the way down to Aventis. You’re talking about companies that have, you know, tens of billions of dollars in market cap, clearly a lot of commercial presence in this space going after this large commercial opportunity.

And so, when we look at the dynamics in the oncology market, we recognize that big pharma’s significant sales and marketing presence provides a barrier to new marketers to enter. That if you have a novel breakthrough product like most of the analysts insist XYOTAX™ to be, that could generate in excess of $1 billion in sales if it were successful in its pivotal trials that you’re more likely to be successful in maximizing the commercial revenue potential by partnering that initially with the global presence than you would by trying to push into that market and enter that market by yourself.

And so, our commercial strategy has really been driven off of those dynamics and our ability to look at where we can create value and growth by ourselves and where that value and growth is best suited by being alongside of a potential partnership. And specifically, as you know, when we – when we acquired TRISENOX® in 2000, got it approved that year, and had a first full year of sales in 2001, that we used that to espouse our commercial presence to build a brand identity for CTI as a marketer of novel, value-added products for blood-related cancers.

We have the ability we believe to expand the TRISENOX® indications, as you will hear, into much larger disease entities, like the pre-leukemic syndromes and multi-myeloma, and making that commercial business potentially very profitable if we get additional indications in those disease entities.

That is why Pixantrone was so critical for us because acquiring an additional product that could become a best-in-class cornerstone agent in use in blood-related cancers will allow us not only to continue to grow our TRISENOX® franchise, but now leverage that sales force into really gaining significant market share in the hematology space. That commercial engine then becomes the partnership to really generate demand when we’re ready for the XYOTAX™ launch into lung cancer, into those really very large market opportunities, like lung and ovarian cancer.

So that’s how we saw the utility as we were looking – we’ve been saying this all along – we develop, acquire, and commercialize novel treatments for treating cancer. We have a very specific portfolio guideline when we look at what types of products are right to put in this portfolio and we’ve reviewed probably 20 opportunities over the last 18 months. And in December when we started to look for anthracyclines that may be on the radar screen that have novel side effect profiles and may be more active, the Novuspharma opportunity was an uncanny fit for us for several reasons, as I’ll outline here.

First, Pixantrone clearly is a very commercially attractive product that’s in phase III. We think the registration direction that we would take for Pixantrone would qualify for FDA fast track, or accelerated priority review, et cetera, that it has the potential to be filed in an NDA in ‘05 and launched in ‘06. And our estimates in the so-called blood-related cancer space for this opportunity could reach 150 million in peak sales.

Not only did the product make sense for us but the whole combination made sense for us. It was A) financially attractive – they have $120 million on their balance sheet – but the cost synergies – the things that we do that are not cost efficient here because we’ve outsourced them either in the US or, more importantly, in Europe – that synergy – that part of our development cycle that they do so cost effectively made sense because it would be accretive to our P&L from the perspective of recognizing $18 to 20 million in potential cost savings in the first full year of the combination.

And then lastly, the operating synergy should not be underestimated, especially in this growing, global community that we all live and work in, and that critical mass in drug development will allow us to become not just a player, but a sustainable player in our ability to capture additional market shares as we start to look for label expansion for TRISENOX® in the EU, for example, in an MDS type of marketing application.

Clearly, we are in a – one of the strongest financial positions that the company has been in its entire lifecycle. This is a pro forma – obviously, it’s almost at the end of the second quarter and we’ll update this when we report our financials next month – but at the end of the first quarter, we had $111 million in cash, Novuspharma had approximately $120 million in cash at the end of Q1, and, as you – as you saw, we just recently announced and closed on a $75-million convertible offering. And then, from a financial position, last year, we were smart enough to go out and do an exchange offer that allowed us to retire $60 million of our convertible debt on a very favorable basis for the company.

I already mentioned that the merger offers a potential for cost synergies, and then TRISENOX® sales that are growing will allow this business to meet one of our objectives this year, which is to break even or have it be profitable. If we now get into label extension into MDS, or we file for a label extension in MDS, that now allows us to look at Europe as a potential substantial revenue opportunity, which we had previously discounted in the past. And then lastly, the critical mass in cancer drug development and commercialization puts us in a transforming position to become a more significant player in the cancer space.

So, on that note, I’m going to have Ed come up and give you kind of a snapshot of how TRISENOX® sales looked for the period and where we are moving from a commercial perspective. Thank you.

Ed Kenney:	Good morning and let me add my welcome to that of Jim.

What I’ll try to do is hang a little more detail on some of the market aspects of the business, both the businesses that exist today with TRISENOX® and then going forward with XYOTAX™.

One of the things that distinguishes your company from the vast majority of the others in the biopharmaceutical space, particularly the smaller companies – those that have something less than a $38-billion market cap – is the fact that we actually have product in the market, and that product is TRISENOX®. And there’s an old saying in the business that marketed products are like gold. Lots of products are in development, as you know, in the pharmaceutical industry, most don’t make it through development.

So actually getting one to the market is a major accomplishment, but then you need to do right by it once it’s there. And what I’d like to convince you of this morning is that we are doing right by TRISENOX® in the marketplace in that we are setting the stage, as Jim was describing, for the introduction of XYOTAX™, which certainly has a much higher market potential.

TRISENOX® is approved in both the US and in the European Union. That is an accomplishment that the company did on its own. We actually filed the NDA in this country with the Food and Drug Administration and then decided that we would take it to market ourselves in the European Union, so that required setting up a company in the UK, but actually filing the application and, therefore, owning the approval that comes as a result of that. And the reason for that was basically the leverage that it gives us in the marketplace. Controlling that application, controlling what happens to your asset we believe is a – is a pretty critical undertaking.

Since we’re introduced TRISENOX® into the marketplace, we have produced what we are forecasting through the end of this year to be 100-percent compound annual growth rate and I’ll show you what those numbers look like in just a minute. We believe that TRISENOX®, when all is said and done, probably has about $150 million in market potential. I think we’ve surprised a number of folks. I’ll show you where the business is coming from.

Today, we are gaining share, particularly in the US market. In the EU, the business is growing nicely but it’s tempered somewhat by a limited label. We are labeled, or approved by the authorities, for use in acute promyelocytic leukemia but we are – as the last bullet point up here points out – we are looking at and developing a strategy for filing an application in MDS, or multiple – excuse me – myelodysplastic syndromes, in 2004 – that’s a vital component to our development of the business over there.

I should add, in case I forget to mention it, we do have, as you are probably aware, a significant commercial face in the market today. The US compliment of folks is about 52 people today but the majority of them – over 45 of them are salespeople. We also have a contingent of medical science liaisons out there and these are the folks that are talking to the investigators in the community – the clinical investigators who are interested in developing our products and looking at it in some of these additional diseases.

In fact, while it’s on my mind, I’m going to apologize to you. I have to leave today as soon as the meeting is over to catch an airplane. Tomorrow morning at 8:00, I will be meeting with a group of those folks in Washington, D.C. A number of the lead investigators in this country will be talking to their colleagues at a company-sponsored meeting about precisely that effort.

The shape of the business as it is today and as it’s growing – this is a comparison of the use of the product across diseases, the first quarter of 2003 as compared to the first quarter of 2002, and I think all I’m going to point out here is that this piece of the business, which is – which is multiple myeloma and myelodysplasia, is the part that’s growing most rapidly. I should point out, too, that the first quarter sales for this year were approximately four million and that compares to about two million. So it’s not – it’s not static. You see a 43–percent usage pattern here in myeloma. That effectively means it’s twice this year what it was last year. So it isn’t static but it ‘s a piece of the – of the entire usage pattern.

It’s significant. The MDS piece is the most dynamic piece. That is the piece that’s growing most rapidly. So quite a bit of use in a variety of the hematologic malignancies that Jim was talking about and that really is the future for TRISENOX® – additional labels in some of these other diseases and additional publications.

To get to the specifics, this is what the growth of the product looks like through ‘02. These are – the actual numbers, as I said before, were on a doubling course, or a 100-percent compound growth rate. Our estimate and our guidance to the street this year for TRISENOX® is 24 million, and the 43 million number is actually a CIBC World Market’s estimate for the number for 2004. So it’s a nice growth pattern and I think it’s worthwhile pointing out that it’s pretty steady growth, too. There aren’t much in the way of perturbations as we – as we move through the market.

I’m going to shift gears a little bit now and talk about solid tumors. Jim mentioned that taxane is one of the large – in fact, the largest class of chemotherapeutic agents in the marketplace today. Taxol®, or paclitaxel – I apologize. I keep flipping back and forth between the generic and the – and the trade names – are the most widely used cancer drugs today. Combined, they exceed $2 billion in worldwide sales and that’s despite the fact that paclitaxel became generically available a couple of years ago.

What’s been interesting to us in that milieu and in that – in that noise, taxotere, which is a modestly differentiated taxane, has continued to grow. It’s well in excess of a billion-dollar product today and growing at an annual rate that’s north of 30 percent. So, a demonstration to us certainly that a better product will continue to do well in this – in this marketplace. You can see the numbers up here. These are the numbers of patients being treated with these two drugs on a – on a monthly basis. They are large products, frequently used products.

The taxanes as a class are actually used probably in about 20 different types of cancers but the bulk of the use is in 70 percent. It’s in non-small cell lung, it’s ovarian, it’s in breasts, and it’s in prostate cancer. And just a little more granularity with regard to that. Again, looking at the worldwide numbers, if we look at paclitaxel, or Taxol®, as it’s known, just less than 900 million in sales – 60 percent of that in ovarian and lung cancer. I’m going to tie this back to our development program in a second. And then docetaxel, or taxotere, as I said, better than a billion dollars this year growing very rapidly and a third of that use is in – is in ovarian and lung cancer. So on a – on an aggregate basis, it’s six or $700 million of use.

Again, a little more detail here but you can see that in – and what this does is actually tie patient numbers to the revenue that drives – these are 2001 numbers. There’s always a lag time getting this data and tying it to the revenue, but you can see that an excess of 36,000 patients being treated with taxotere for non-small cell lung cancer and an excess of 50,000 patients being treated with Taxol®. Similar number for ovarian – over 18,000.

Again, if you – if you total these, a very large number, and then tie that to our development program – as you’re aware, we are in phase III development today for non-small – we have three phase III trials for non-small cell lung cancer, and then later this year, we expect to be beginning with the gynecologic/oncology group our phase III ovarian trial. So a very large significant market opportunity for XYOTAX™.

Why do we think XYOTAX™ will succeed in this – in this – in this space with two products already in it? And fundamentally, the reason is we believe and we are – we’re very enthusiastically believe – this is a dramatically improved taxane. And one way that I usually describe it – I mentioned taxotere doing very well in the marketplace against Taxol®. If you consider the distance between those two drugs to be about this far, the distance between those two drugs and XYOTAX™ is dramatically greater. And you can see our target product profile up here.

You may be aware of this. In order to give a taxane, these patients have to be heavily pre–medicated. The pre-medications induce a sort of fog-like state. But in order to give them safely and in order to minimize the side effects that accrue when you administer these patients, they do need to be administered anti-nauseants. They need to be given antihistamines, again, to reduce the likelihood that you’re going to have a bad outcome.

They are not easy to infuse; three hours in the case of paclitaxel, an hour in the case of docetaxel. We give XYOTAX™ over 10 minutes. We don’t require a special infusion kit. XYOTAX™ is actually 80,000 times more water-soluble than paclitaxel. It’s administered very easily, very quickly. That has advantages obviously for the patient but also for those who have to – who have to give the drug and watch the patients.

Hair loss – you’ll occasionally hear someone trivialize alopecia, or hair loss, with regard to chemotherapy side effects. It is, I can assure you, not a trivial side effect. We are not seeing significant hair loss and no true alopecia with this product – a very important distinguishing feature.

Neuropathy – a more serious side effect certainly is infrequent with XYOTAX™. I mentioned, all of this sort of adds up to a more tolerable – a more tolerable agent and one – and this is really where the rubber meets the road – one that we believe is superior from an efficacy standpoint.

What drives – what drives the product in the marketplace? Basically, these are the drivers. Efficacy is the principal – the principal aspect of a product that will allow you to increase market share and do it rapidly. You may be aware that the non-small cell lung trials that we are doing today are, in fact, superiority trials; one, a comparison to taxotere, one a comparison to Taxol®. The market leaders – they’re head to head – sort of in your face, in you will, superiority trials with survival end points.

I spoke a little bit about the safety of the drug. Is a relatively easy drug to give and the side effect profile that we have today certainly indicates it’s quite a bit safer, as I mentioned, much more convenient. Patients come in, they get hooked up – 10 minutes and it’s done. It’s done through a peripheral vein. You don’t need a central line in order to give these drugs.

Reimbursement has to be mentioned with regard to what drives a product in the marketplace, what increases the rate of adoption. It’s vitally important. You should be aware that, as we are doing our pivotal trials, our phase III trials, we are also gathering pharmaeconomic data. Not having to give pre-medications, having a patient hooked up in an infusion site for only 10 minutes, all of these things have economic ramifications, and in today’s marketplace and the environment that exists today, these are vitally important components.

With regard to price and dosing schedule, all I’ll really say here is that, as I said a minute ago, we believe that this is truly a superior product from a pricing standpoint and a scheduled standpoint. We will have the ability to premium price this product in the marketplace and it will be able to compete very, very effectively with those products that are out there.

My last slide is to show you basically what the commercial piece of the organization looks like. I mentioned before, the numbers of folks that we have in the field today. I might not have mentioned we also have five salespeople and three clinical people in Europe that are supporting both products actually over there. All of the folks that came in to the commercial organization and the medical affairs group have come to us with prior oncology experience. That’s a very important aspect of this organization. As we move forward, and this is sort of the growth of the organization from a headcount standpoint up here – the numbers are less important than the rate of growth, but you can see that below that what we’re attempting to show is that something is happening for each of the products and the number of products involved is growing over time.

Oncology is very a different market. It’s quite different from all the other therapeutic classes. We made the decision early on that knowledge of the market and an understanding of the subtleties and the nuances and the importance of clinical data is vitally important. What it means for us is that the adoption and the uptake of our products will be that much more rapid.

Today, what we are concerned about on the commercial side is the adoption of TRISENOX®, making sure that we are moving it through the marketplace. There are in excess of 40 clinical trials going on today with TRISENOX®, predominantly in the US, but there are 11 queued up for Europe.

While we’re doing that, we are also preparing the market for XYOTAX™. XYOTAX™– the awareness of XYOTAX™ needs to be increased as we get closer to launch. There are a number of things that have to happen to prepare the market for a successful introduction. It has a dramatic impact on the rate of uptake.

As we move into 2004, potential MDS label – I mentioned that a minute ago – we expect to be filing an NDA at the end of the year and the staffing is beginning to increase here to accommodate the future launch of XYOTAX™. At the same time, Pixantrone now is in phase III and we need to begin prepping the market for Pixantrone. Again, 2005, a little more of that – 2005 is a launch year so you see that the increment here is considerably greater. Continuing activity in the other products – non-small cell lung label for XYOTAX™. And as we move into 2006, Pixantrone could be ready to go.

So, again, as we – as we move forward, the rate of growth here starts to slow and what you see up here between 2005, 2006 – and had we taken it out a little farther, you would see a very slow rate of growth beyond that and the reason for that is that you become more efficient. The more products in the bag, the less effort it takes on an individual basis. And so, another way of saying that is it’s as easy to talk about two products on a visit to an oncology clinic, as it is to talk about one and a whole lot more economic.

So, in wrapping up, I think the point here is that this is a very sort of tactical effort on our part today that the product TRISENOX® is generating revenue, we’re prepping the market for XYOTAX™, and this really has a strategic underpinning to it, too; it allows us to anticipate both a co-promotion effort with regard to XYOTAX™ and an arrangement with a much larger partner. But we’re ready to go into the marketplace. There’s nothing about launching XYOTAX™ that the folks that are out there today for CTI don’t understand or don’t appreciate.

So, with that, I’m going to turn it over to Dr. Singer who is our Executive Vice President and research chair.

Jack Singer:	Thank you.

Well, the next few minutes what I’d like to do is to share some of the data and the development strategies that are really going to provide the driver for Ed to be able to sell these products and to really explain to you why we think we have one of the most robust pipelines, certainly of any small company and probably better than some of the larger companies currently have.

As you’re aware, we have TRISENOX®. It’s already been approved and is being sold for a promyelocytic leukemia. We are obtaining very robust, interesting data in other diseases, which I’ll talk about a little bit, that might suggest the ability to register the drug in those other indications. XYOTAX™ has been mentioned and I’ll talk a little bit about why we think this is a very important advance.

I’ll also spend a little time talking about our new acquisition, Pixantrone, which should be the best-in-class of a very widely used class of anthracyclines, and a little bit about 2106, and something about the research program on LPAAT.

So, TRISENOX® has a basic label for relapse or refractory APL and this is truly a remarkable life-saving drug in that disease. More than half of the patients with otherwise fatal, acute – this type of fatal, acute leukemia are alive and disease free 30 odd months after receiving TRISENOX®. There’s no other drug in oncology that has ever done anything quite that well. This is a very unusual outcome.

There’s also becoming compelling efficacy in other hemonologic cancers, specifically multiple myeloma and MDS. We also have very robust safety profile. This is actually, despite the fact that it’s arsenic, one of the safer drugs being used in oncology and it’s a very manageable side effect profile. As physicians and patients get quite comfortable with this, there really are no safety issues that are hurting us. We have over 40 market expansion investigator initiated trials currently ongoing in several different diseases.

At the recent international meeting in Paris of myelodysplasia, there were three major presentations on TRISENOX® as well as a panel. And, overall, we’re starting to see some very robust data; 145 patients were presented, 81 of those were evaluated for efficacy, and about a third of those had major responses. And by responses in MDS – let me tell you a little bit about MDS.

This is a type of pre-leukemia and the major issues in this disease as it gets severe are that you don’t make blood cells. So you require a red cell transfusion to keep from being too anemic. You may require platelet transfusions, your infection fighting cells fall, and you become prone to infection. It’s ultimately a lethal disease, and depending on how severe it is, it can be long – over years, or it can be over months.

And across the severity of the disease, TRISENOX® has produced major responses. It has eliminated the need for red cell transfusion requirements, or platelet transfusion requirements, and 80 percent of the patients who actually responded became transfusion independent and some of these have lasted two years. This is true clinical benefit. The drug was well tolerated, no dose reductions were required, and we believe that this – being this is a very underserved population with no existing therapies approved, that we could explore obtaining regulatory approval for a label expansion in this disease, both in the US and in the EU.

There was also an international meeting last month on multiple myeloma, at which a number of TRISENOX® presentations were done, and there’s been a lot of excitement in the multiple myeloma community with the recent approval of Velcade. Our data is actually just as good, if not better. In multiple myeloma we presented on 86 patients with 78 evaluable.

And, in combination with either a steroid called dexamethasone and Vitamin C, or Vitamin C and melphalan, in very late stage patients, the objective response rates were greater than 40 percent. And these are very good responses, like partial remissions or complete remissions. Overall, the disease control rate was 70 percent and there was marked improvement in kidney function in those patients whose kidneys were disabled by the disease. And the side effects were manageable, the responses were durable, and most importantly, we saw activity in patients who failed not only standard chemotherapy but also Velcade and Thalomid. So there’s clearly a role for arsenic in this disease and we’re exploring these in large combination studies, and again, there is significant potential for label expansion.

Shift gears a bit to talk about XYOTAX™. Ed has talked a little bit about the commercial opportunity. The reason we think this drug can actually be as important as we say, is it’s really a totally new way of giving a chemotherapy such as Taxol®. It links it to a polymer, which is just a repeating unit – a big molecule. In this case, that polymer is digestible by normal cellular processes.

It accumulates preferentially in tumor tissue and, therefore, you’re exposing normal tissues to less of the active drug. And it gets into the tumor cells by actually an active process rather than a passive one. It’s – from a patient perspective, it’s the 10-minute infusion in a peripheral vein instead of a central vein is worth a lot, there’s no pre-medications, and, as Ed commented, the safety profile looks very interesting.

There’s a very robust clinical development program underway with three phase III protocols that were run through the FDA special assessment process and the end points are agreed upon and I’m sure you’ve seen the release showing – saying, from the FDA that these have been fast tracked – this drug is fast tracked because of its interesting efficacy in phase I, II in this very underserved population. There have been a number of phase I and phase II studies in various diseases. All have shown efficacy and have defined the tolerability of the drug.

The XYOTAX™ pivotal trials are aimed at demonstrating superior survival. So these trials will show us that we have the ability to extend life versus conventional therapy in patients – in the selected patients with lung cancer. We’ll also show the drug is easy to use, it has lower overall costs, and a lower incidence of side effects compared to the standard agents. We’re planning on submitting the application in the second half of ‘04 and we’ll follow this with a large study on ovarian cancer in conjunction with the GYN/oncology group in frontline.

Now a few words about Pixantrone. This is obviously new to our investors and it’s been reasonably new to us over the past few months. This is a pretty low profile product for actually what turns out to be a very significant improvement in a major class of drugs. Pixantrone is in the same class as Doxorubicin and mitoxantrone, and it’s a DNA intercalator. It actually fits into DNA and prevents it from dividing. These are broadly used drugs. They have very established efficacy, they’re absolutely the cornerstone of treatment for breast cancer, leukemias, lymphomas, childhood solid tumors, and a lot of different things.

They’re curative in certain blood tumors. And in breast cancer they’re used as up front therapy and as adjuvant therapy, and they’ve actually made significant inroads into treatment of late-stage multiple sclerosis where no other therapy is effective. So they’re very interesting drugs. Their major limitation is that they are toxic to the heart. They can cause irreversible damage to the heart, which may show up many years after you get the drug. There’s a maximum amount of this drug you can take in a lifetime and you cannot use it repeatedly, even though a tumor may come back and still be sensitive.

So our colleagues at Novuspharma took a very novel approach to this and they went back and did some very basic chemistry, identified the sites in the molecule that were actually causing the cardiotoxicity and were able to identify active agents without those sites. And what you see here are the two standard agents on the left and Pixantrone, the candidate we’re talking about, on the right. And you can see that this is actually a simpler molecule and it has gotten rid of the areas that cause the radical oxidation in the heart.

If you look at the profile versus the other drugs, it is actually more effective than Doxorubicin and mitoxantrone in hematologic malignancies, which is our focus, and probably about equivalent in solid tumors, but the safety is much, much greater and I’ll actually show you that.

First, for efficacy, this is a mouse lymphoma model, and treated with a standard anthracycline in red. So the percent of animals surviving is shown on this axis. So these would be the controls. This is with no treatment, the red lines are with standard mitaxantrone, and the blue is equitoxic doses of Pixantrone. So it’s clearly more effective in this model.

But what’s most impressive about this drug is, if you look at a model for cardiotoxicity, what you can see is with mitoxantrone this heart muscle is really just chewed up. I mean, you can see most of – a lot of dead cells, and if you score it, you can see it’s all the way out here. This is if you give nothing – this is a nice normal heart – and this is if you give Pixantrone at an even a higher dose and you can again see almost no cardiac toxicity.

These were very impressive data. And it leads to a product profile of superior safety certainly to the heart. And there’s another very interesting part of this is that with standard anthracyclines, if you actually infiltrate them – that is, get them out of the IV that you’re trying to give the patient and it infiltrates into the arm, they cause a very significant tissue necrosis, which is a real mess. With Pixantrone you don’t have that issue. It doesn’t have to be given in a central line and if it infiltrates, it’s not a problem. That’s a very significant issue for physicians and patients. It also happens to produce less nausea and vomiting.

The efficacies have been very impressive in the clinical studies. The remissions are long-lasting in late-stage patients, both as a single agent and in combination, and you can use it where other anthracyclines can’t be used. You can use it in breast cancer in combination with the antibody called Herceptin®, which has its own cardiotoxicity and therefore no one has been willing to use an anthracycline with it even though we all know it’s probably the best drug. You can also use it in breast cancer as salvage after standard therapy or late-stage lymphomas as salvage because you’re not lifetime limited.

Over 170 patients have been treated in seven trials. We see the initial market entry into an underserved area of third-line aggressive non-Hodgkin’s lymphoma where there are no approved therapies, about 15,000 patients in the market, with potential label expansion to all other areas in lymphoma as well as into salvage breast.

The overall response rate in the patients we’re talking about with the relapsed aggressive lymphoma is about 30 percent, with complete remissions as well as partial remissions, with a durability of eight months for responders. That’s a very impressive number for the very aggressive disease.

It was well tolerated with the expected marrow toxicity. And despite the fact that 85 percent of the patients had had lifetime max anthracycline exposure, there were relatively few cardiac events in these treated patients, despite the fact that they took the dose way above what you could take to standard anthracycline, bearing out the fact this is a less cardiotoxic drug.

It was very highly active in combination in relapsed patients. In the relapsed Hodgkin’s lymphoma with a standard CHOP regimen, there were seven out of 13 responders. And in another salvage resident called ESHAP, there were 11 out of 21. So very impressive response rate for late-stage disease. Also active in indolent lymphomas.

So, if you look how we did before taking this on, our marketing group actually did a survey asking physicians would they switch to this based on the kinds of data we expected to be able to show them. And you can see in aggressive lymphoma we’d get just about everybody right off and they’d rapidly start putting this into first-line as well, and we’d also be able to penetrate into indolent lymphoma. So this is a very large potential market opportunity.

Lastly, I wanted – just one slide on the 2106 camptothecin. Camptothecins are drugs of great promise that have never really been borne out in the clinic. There are two approved ones, irinotecan and topotecan. Irinotecan is approved for colorectal cancer and topotecan for small-cell lung cancer and ovarian cancer. They’re both limited by toxicity.

What we’ve done with 2106 is to link the most active camptothecin, which can’t actually be given as a drug without doing this, to the polyglutamate polymer, the same one being used for XYOTAX™. In preliminary data in our phase I trial, we’ve treated 13 patients with doses up to 75 milligrams per liter squared. We have not reached the maximum tolerated dose. There’s early evidence for clinical activity and we expect to be able to present these data in the fourth quarter of ‘03. The data are sufficient for us now to plan to enter combination studies in colorectal cancer and to plan a phase II in small cell lung cancer in the first half of ‘04.

Lastly, what’s behind all this is not in the clinic yet. We’re very excited about the potential for LPAAT as a novel cancer target. This is a gene that was cloned by CTI scientists that’s a novel way of interrupting signal transduction pathways with potentially very broad utility. We have identified drug-like inhibitors that selectively destroy cancer cells. There have been three plenary presentations at major cancer meetings over the last year and we hope to identify a clinical candidate next year.

And, with that, I’m going to turn it back to Jim.

Jim Bianco:

So when we looked at the last 12 months in review, we had several objectives that we were tracking against, specifically acquiring a late-stage product or a commercial-stage product, and in addition, looking at ways to manage our run rate and secure adequate operating capital to grow our commercial operations and allow us to take XYOTAX™ through to its first NDA. And clearly for us, the Novuspharma combination provided and met several of those key objectives. One giving us, as you heard, a very exciting anthracycline called Pixantrone, operating synergies that could save $18 to $20 million in cost each year, a very strong component of their balance sheet now being on our balance sheet as well, if the merger is completed, and then, most importantly, topping that off with the recent convertible notes offering, putting us in a very strong financial position.

((Inaudible)) these programs, at least through to their conclusion vis-à-vis the phase III results. We also have – a key objective for us is advancing our discussions with potential partners for XYOTAX™, and, as I have been mentioning throughout the year, those partnership discussions are ongoing. Initiate pivotal trials for XYOTAX™ – that was a key goal for us coming into the fourth quarter last year, and, as you know, we have done very well to that objective, launching both stellar two three and four, our pivotal trials for non-small cell lung cancer.

A fact, which isn’t shown up here, the data that was provided to the FDA from phase I and phase – clinical phase II clinical trials allow them to review our fast tracked application, and based upon that data and the potential for XYOTAX™ to demonstrate activity that may be better than currently available therapies, they, in fact, granted fast track designation - something that we were very pleased with, recognizing not everybody has the opportunity to file for fast track designation because it really does require a data package that supports the argument of why you think this should be different for this population of patients than currently available therapies.

TRISENOX® becoming a profitable operating business; that is the key objective for us this year, and if we continue, as we are tracking, to double our sales to the $24-million net sales figure that we have set for the expectation, we will meet that objective. Highlight clinical data at key scientific meetings; clearly, ASCO is much better this year than it was last year. ASH, AACR, multiple myeloma and MDS meetings that Jack Singer just updated you on were all very well received as we now have very robust data demonstrating that our products may, in fact, offer some very important benefits to patients with a wide variety of these blood-related cancers and solid tumors.

Over the next 12-18 months, I think everybody has their eye on the fact that the GYN/oncology group, which last year we announced the pleasure, and actually the honor, of being one of the first industry sponsored relationships for that group – this is a group that forms the standards of care for treating GYN malignancies in the US. It is a very prestigious cooperative – they selected XYOTAX™ to go into phase III trial. They anticipate being in a position to talk to the FDA this summer, potentially, and then being on track to initiate that large phase III study in ovarian cancer in the front line in the fourth quarter, on target for this year.

Over the next 12 to 18 months, we expect to complete the enrollment in our pivotal trials for our non-small cell lung cancer indications. Obviously, the integration and success of merger with Novuspharma to maximize the cost synergies and efficiencies that were identified during the merger planning, and initiate the pivotal trial of Pixantrone in aggressive relapse of the non-Hodgkin’s lymphoma; a program that we are currently very actively pursuing with our colleagues at Novuspharma.

As you’ve heard, getting a label expansion for TRISENOX® into a very large segment of the hematologic blood cancer market, being this pre-leukemic syndrome, could be a very exciting aspect for us next year. Obviously, that will help us more than meet or beat the objective of growing TRISENOX® sales beyond the $40 million mark in 2004.

Submitting an NDA for XYOTAX™, which will clearly be a transforming event for this company, as that really does hold the potential to be, as we’ve seen from most of the analysts comments, of it being a potential blockbuster in our pipeline, advancing LPAAT inhibitors as the first new target, new generation of agents into clinical development, and then lastly, if we are successful with our XYOTAX™ programs, obviously securing a global/commercial partner for XYOTAX™ to maximize the commercial revenues for that product.

How did we do from a stock price performance – and I recognize that the events of the last five days certainly has created some conversations, if you will, vis-à-vis the merger and then subsequently followed by our convertible offering. But I think we have worked very hard at demonstrating that we are building value through our products by meeting our sales objectives, by meeting our development timelines, and more importantly, by increasing the visibility of these programs, not by management getting up there and talking, but now by key opinion leaders in the fields of oncology and hematology now taking ownership of these products, specifically with respects to the potential benefits that they offer the patients, by leading the clinical investigative trials in our phase III, having the GYN/oncology group, really, in essence, becoming the spokesperson for the potential of XYOTAX™. And we hope that our annual shareholders report gave you a little glimpse into some of the enthusiasm with some of these leading institutions around the United States think about the prospects for agents like XYOTAX™ for their patients.

I also want to mention before I close is that, you know, this is a company that has a strong value chain that’s built off of – it begins with patients, employees, and then we talk about our community efforts, I shared with you a few of those in the past in some of our quarterly conference calls. But our responsibility to give back to the community is something that we take very seriously and this is a selection of some local, national, and international organizations that we’ve been involved with over the years. We get involved by not just making contributions, but most importantly, by our employees actively getting involved in trying to make an impact on the quality of life in our community, for cancer patients in particular.

I would like to note that several representatives of these groups have joined us for this meeting. They’ll have information about their programs and services for you at the tables in the shareholder’s luncheon room on the second floor, and we encourage you to chat with them, pick up a brochure, and be sure to tell your friends and colleagues about them.

Today, we’re going to have the Ronald McDonald House, the Leukemia/Lymphoma Society, and then Marsha Rivkin Center at Swedish, the Multiple Myeloma Research Foundation, and Gilda’s Club Seattle.

And, for the close, before we open it to questions and answers, I’m going to read to you a letter that I received and it’s always the stuff like this that makes us proud of what we do here as an organization, not just in trying to fight and cure cancer with our drugs, but really how we reach out into the community and the feedback that we receive.

This is a letter from somebody named Bonnie. It says, “Dear Dr. Bianco, I’m an ovarian cancer survivor and a member of Gilda’s Club Seattle. I wanted to take a minute to thank you for the support of a club that has come to mean a great deal to my family. I was diagnosed with stage three ovarian cancer when I was seven months pregnant with our second child. The last two-and-a-half years have been an incredible challenge for our family. I hope you know that in supporting Gilda’s Club and underwriting the cost of their new fundraising CD” – this will be there available at the luncheon – it says that “you are touching the lives of my two-year-old, my five-year-old, and their father and me in unbelievable ways. The programs at Gilda’s Club, the support groups, the art therapy, all lift us up when the journey seems too steep. The house provides me a place of respite on those days full of doctors’ appointments and tests. The intangible benefits from Gilda’s Club are equally important. Gilda’s offers all of its members a place to belong, a place of support, and a place to be normal. For supporting all of that, thank you. Thank you on behalf of my fellow survivors, my husband, and my two little boys. Your generosity is changing lives.”

With that note, now I’d like to offer - open it questions and answers. Thank you.

We’d be happy to take any questions that you may have from our audience and we do have a microphone if you want to just raise your hand and we will bring the mic over so that we can hear your question. And please feel free to ask any of our colleagues who are here today.

Kate – up front.

Q&A

(Janet Teal):

I’m (Janet Teal) and I am a shareholder and I believe last year you said that you were partnering with a Japanese company but that CTI would always retain 51 percent of the value of the company. Now, is Novuspharma the same Japanese company and are you retaining 51 percent?

Jim Bianco:

We have a partnership with Chugai Japan and that partnership is for XYOTAX™ clinical development and commercial development in Japan. And that, from a territory – if you look at XYOTAX™ commercial opportunity where that class of agents have sold, Japan versus US, North America versus the rest of the world – that represents about eight to 10 percent of the total revenue potential for the product.

So that relationship, from our perspective, is a very good one. That’s an area of the world where we would not be able to A) have the resources to develop the product, and B) commercialize it.

And so, having a partnership with Chugai in Japan to have them take that forward makes very good sense for us.

The Novuspharma merger is totally independent of our commercial plans with XYOTAX™ in one sense; one sense meaning that we chose to acquire or combine with Novuspharma because of the product synergies that we had, as we’re trying to build our commercial presence in the blood-related cancer space, and so, this gives us – you know, in the jargon people talk about a biobuild – you’re trying to build a stronger company, and taking those products, they fit perfectly into our portfolio, they fit into our current commercial plans for the hematology sector growth of this company. And in addition, there are all these other synergies that could be realized to help us be more efficient as a company and provide us the reach now in Europe where previously we had very little global reach. And if you recognize that about 30/40 percent of all the clinical development that we do – all the trials that we’re conducting are done in Europe, well, it’s very hard to manage that from the United States, and equally important, it’s very risky to manage that by having a contract research organization doing it because at the end of the day, it’s our product, it’s our responsibility, and we have to make sure that we can manage that appropriately because it’s our asset. And so, that was really the nidus behind the Novuspharma combination; in other words, the merger with that company.

With respects to our desire to retain 50 percent of the commercial rights to XYOTAX™, earlier last – or later last year, we had looked at the time when your currency was very deflated. We felt that our stock was clearly undervalued for all of the promise that was here in the company, and certainly my view. And, from that perspective, if you needed to raise additional monies to help you make sure that you can get XYOTAX™ through to the market, one way to do that is to try to monetize that asset by selling the territorial rights to it to somebody else. And that was the concept from a business development perspective that we were pursuing.

What became very clear to us this year is, as you have more financial strength, more corporate strength, that you reevaluate those types of decisions based upon what is the ultimate way to maximize the commercial potential of that product, and then that becomes the driver for the types of relationships that you build vis-à-vis potential marketing partners or co-promotional partners for XYOTAX™.

So right now, we are real happy to say that, not only do we have a strong balance sheet and a great pipeline but we own all the rights, for all intents and purposes, in all the major territories and we think that that, at the end of the day, is a very strong statement about the asset pool that we have accumulated as we continue to show the market what the true commercial potential of these products may be.

Female:

I have one from the Web site and that is – why did CTI decide to take on more debt, especially since you did the Novuspharma merger, which comes with a good amount of cash? And could you talk about the timing of the debt issuance and why you didn’t wait until you had a XYOTAX™ global partnership or XYOTAX™ pivotal trial results?

Jim Bianco:

Yes, we had a couple of questions throughout the day about why did you put out the merger news and then you put out the convert news, and it was kind of like they both “hit the stock”. And, from a legal perspective, you needed to get the merger news out and let the market have time to digest it before you went out with the convert news.

Now, obviously, they were both planned. You don’t just, at 12:59, decide that you’re going to go out and say I want to go raise, you know, $75 or $100 million. And the rationale for all of this is that yes, while you have a mandate, or a specific objective of forming a global partnership with a potential pharmaceutical company, you never sit there from a position of weakness as opposed to saying if the market is receptive to providing you additional operating capital, which combined with the Novuspharma acquisition – excuse me – the Novuspharma merger, the combined balance sheet now provides you in a position of strength to negotiate the absolute best terms that you can to ensure that this company, its assets, and its shareholders are appropriately represented in any type of commercial partnership. I would do that every time over and over again.

And so, I think that, from that perspective, that is a sign of strength, that’s not a sign of weakness, that’s not a sign of hedging. That is a sign of being forward-looking in saying that this merger provides us a transforming element for our business that gives us critical mass, it’s financially extremely attractive, and then, on top of that, don’t forget that you have this product that may become a best-in-class agent that fits right into your business strategy for developing a significant presence in the blood-related cancer market.

And so, from our perspective, that was why the timing was done, and again, it’s always from a position of strength as opposed to being, you know, capital markets change as they did. The market and the window was opened briefly, we anticipated that this would be a time when the markets may be receptive to an offering. The next cycle may be six months, may be 12 months, may be 18 months, and so, the one thing that we’ve learned over the last 10 years is you don’t want to be a financing risk, you want to make sure you have adequate capital to realize the full potential of the products that you now are advancing to the market.

Other questions?

Female:

I have another one from the Web site. Regarding the merger, what is the timeline for the shareholder vote and potential completion of the merger? And what percent of shareholders are required to approve the merger for both Novuspharma and CTI?

Jim Bianco:

The timing should be somewhere around the end of September is the target for a potential – September/October – for a potential shareholder vote and then the close of the transaction probably in the fourth quarter, as we stated.

Mike, if you want to speak at the mic and talk a little bit about what’s required for the transaction for the vote?

Mike Kennedy:	Yes. On the Novuspharma side two-thirds of their shareholders have to approve the merger, and on our side it’ll be half the shares that vote, so a majority. So they are two-thirds, we’re a majority.

I should mention that, at least on their side, we’ve obtained voting agreements from their major stockholders where roughly over 50 percent of them have agreed to vote in favor of the merger, so we don’t anticipate a problem there.

Jim Bianco:	Thank you. Other questions?

Female:

I have one regarding the camptothecin – the CT-2106. Why did you choose to study the 20S camptothecin instead of one that’s already approved? Could this increase the risk of failure or toxicity to your patients? And what was the MTD for the 20S camptothecin? How long will it be before your trials reach this?

Jim Bianco:	And that’s good – those are several questions for Dr. Singer.

Jack Singer:

Let me just say – when we started out, we not only looked at the commercial camptothecins, we even looked at all the ones we could – we could make. And, as I said before, the 20S is actually the most potent of these.

The reason it failed in clinical trials about 20 years ago was it wasn’t easy to formulate and the formulation they used wound up being inactivated by a plasma protein they weren’t aware of and causing toxicity to the kidney and the bladder. We get around all that by putting this on polyglutamate and we actually solved all the pharmaceutical issues that caused the initial drug to fail.

We actually did look at – not irinotecan but – the irinotecan which is the Camptosar, is actually a pro-drug for an active agent called SN38 which we actually did look at putting on the polymer and it wasn’t as active as the – as the 20S camptothecin we did. So we actually chose to go with a natural product. The actual MTD we expect is about twice where we are right now but we are definitely in the therapeutic range.

Was there one I missed there? Great. So – thank you.

Jim Bianco:	Another Web question?

Female:

Actually, I have two more. Could you provide an update on the status of your PanGenex subsidiary? And then the last question from the Web site is – does your recent announcement regarding fast track change the timeline for XYOTAX™ development?

Jim Bianco:	You want to do the PanGenex update?

Jack Singer:

Sure. PanGenex is currently in the process of building a library of 100,000 vectors to cover a good portion of the genome and these are knockout vectors – you could take an individual gene out and see what a drug will do. They were recently awarded a grant from the National Cancer Institute for about $300,000 a year, which will help support them. And they are currently in discussions with a number of pharma to actually – who are interested in purchasing some of their vectors. So they are making progress.

We’re hoping to turn them into a revenue producing, rather than losing, proposition for us within the next – within the foreseeable future. I won’t give you an exact time – but they continue to make some progress.

Jim Bianco:

The other question was whether or not fast track status will change our timeline for the NDA. The project team is currently exploring what the impact will be in terms of the upside potential of having the fast track designation. Needless to say, that is certainly something that will come under a lot of – a lot of interest internally over the next couple of months. So we probably will wait until we’ve had time internally to digest just how good news this is with respects to our timeline objectives for XYOTAX™. But, again, clearly, yes, it’s true. Not everybody get fast track.

I mean, we’re looking at some of the buzz that was out there but you have to recognize that not everybody files for fast track because their products may not even, at the outset, have clinical data that can support the argument that it should be viewed as potentially better than the available therapies and we think that that was a real validation back from the agency agreeing that that data would potentially support that designation.

Jim Bianco:

So in closing, I’m just going to make one reminding comment. You know, in 1998, we had the foresight of acquiring a technology called polyglutamate from the MD Anderson Cancer Center. That technology is now being applied to two of the largest classes of anticancer agents being taxanes and camptothecins. And the clinical data to date in over 350, 400 patients in the database demonstrates that that technology may, in fact, be able to modify significantly how Taxol®-like drugs could be administered to patients, and if our trials are successful, demonstrate that that not only is a more tolerable product, but more efficacious, meaning that you can improve survival.

In 2000, we had the foresight of acquiring a little company called PolaRx. They had an arsenic compound that had just been completed; a trial in acute leukemia. We reviewed that data and we were very enthusiastic about the fact that this drug, now called TRISENOX®, was able to potentially offer patients who were otherwise looking at a three- or four-month survival the ability to be cured. And, as now with three years behind us, we can say that maybe half of those patients will be, given that they’re disease free.

That product, when it was approved, was the fastest drug approval for a cancer product in the United States according to the FDA by their own Web site. And so, when we tell you that we saw Pixantrone and we moved quickly – quickly meaning it took us six months to complete this merger – and have the folks at Novuspharma agree that the prospects of the combined company are better than the prospects of their company alone, and clearly, from our perspective, Pixantrone has as much of the excitement, if not more, of the agents that we have in our pipeline.

So we have a track record. We certainly have not been proven wrong to date and we don’t believe that we’ll be proven wrong going forward. We’re very excited about this acquisition, about this merger, and we’re now in a position from strength to actually become a significant player in the oncology related marketplace.

So we look forward to updating you in the near future, we look forward to reporting our numbers at the end of the quarter, and we invite you all to the second floor where we do have a luncheon and reception and we encourage you to talk to our colleagues and friends at the various local cancer support groups here.

At this point, I’d like to say that the meeting is officially adjourned unless there are any additional questions. Well, thank you all for your time, your attention, and your support. Thank you.

END

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results, the proposed CTI/Novuspharma merger, and risk and uncertainties that could affect CTI’s product and products under development. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with preclinical, clinical and sales and marketing developments in the biopharmaceutical industry in general and in particular including, without limitation, the potential failure to meet TRISENOX® revenue goals, the potential failure of XYOTAX™ to prove safe and effective for treatment of non-small cell lung and ovarian cancers, the potential failure of TRISENOX® to continue to be safe and effective for cancer patients, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling TRISENOX® and CTI’s products under development in addition to the risk that the CTI and Novuspharma businesses will not be integrated successfully; costs related to the proposed merger, failure of the CTI or Novuspharma stockholders to approve the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Cell Therapeutics, Inc. (CTI) will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.

CTI and Novuspharma S.p.A. and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of CTI and Novuspharma with respect to the transactions contemplated by the merger agreement. Information about the directors and officers of CTI is included in CTI’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on May 14, 2003. This document is available free of charge at the SEC’s website at http://www.sec.gov and from CTI.